Filed by General Motors Corporation
Subject Company - General Motors Corporation
and Hughes Electronics Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Commission File No.: 001-00143

The newsletter set forth below is being distributed to GM stockholders and may be made available through GM’s website.

MARCH 2002  |  VOLUME 8  |  ISSUE 1

Rick Wagoner with the AUTOnomy, a concept designed from the ground up around fuel cell propulsion that was introduced at the North American International Auto Show in Detroit.

Focusing on the Fundamentals

By Rick Wagoner
GM President and CEO

     September 11 taught us all something about priorities – on many fronts, personal as well as professional. In response, we at General Motors took a hard look last fall at what really works in our industry, and our company.

     We looked at all of our activities and grouped them into three categories: “gotta” have, should have, and would be nice to have. We kept all the “gotta” haves, and most of the should haves. And we shelved the others. The ones we kept are the fundamentals we believe are necessary to win in today’s ultra-competitive auto business – and the ones we’ll be emphasizing in the weeks and months to come.

     First, keep it simple. Two big reasons for the success of our “Keep America Rolling” zero-percent financing program last fall were that it was easy to understand by consumers, and easy to implement by the company and our dealers. Bottom line: it was simple, direct, and compelling, and it did a great job of driving people into our dealerships.

     In early January, we replaced the “Keep America Rolling” campaign with our “GM Overdrive” program – which offers rebates of $2002 on most GM vehicles. Again, simple to understand, simple to implement. It’s helping us maintain the sales momentum we gained in 2001.

     Fundamental number two: focus on product. While zero-percent financing drove a lot of people to our showrooms last fall, those people purchased a car or truck only because they saw one they liked – that they wanted to buy.

     The competition in today’s auto industry is absolutely unrelenting. To win, we can’t make products that people are willing to settle for. We have to make cars and trucks that people absolutely “gotta” have – like the Cadillac XLR, Hummer H2, Chevy SSR, and many others soon arriving in GM showrooms around the world.

     At GM these days, we’re giving our designers the freedom and the motivation to create exciting new designs. By matching those great looks with our improved quality and performance, we believe we’re building the cars and trucks people simply can’t ignore.

     Our third fundamental: focus on cost. At GM, we’re intent on offering superior products at competitive prices not just today, but all the time. One way we’ll do it is by driving every unnecessary cost out of our system – continuously, permanently, top to bottom.

     In my experience, continuous improvement in cost is the hardest thing we do in this business. It requires more top-down direction than any other activity, and yet it absolutely must be done. The best way to do it is to make cost reduction a priority every single day, and that’s exactly what we’re doing at GM.

     Even in today’s uncertain economy, we expect to improve our market share in 2002 in regions around the world. We’ll do it by keeping things simple, focusing on exciting products, and keeping an “eagle eye” on our cost structure.

GM Views the Issues:

The Fuel Economy Debate:
Innovation or Regulation?

     With the introduction of the new AUTOnomy concept fuel cell vehicle, General Motors marks an important advancement in its drive to remove the motor vehicle from the nation’s energy and environmental debate.

     The AUTOnomy (see photo, with Rick Wagoner, above) is powered by hydrogen fuel cells and emits only water vapor. It is the first vehicle designed from the ground up around a fuel cell propulsion system.

     “The AUTOnomy is the only real solution to the issue of energy independence and greenhouse gas reduction that will be both significant and commercially viable,” said Larry Burns, GM vice president of Research & Development and Planning.

     In contrast, proposals currently before Congress to raise Corporate Average Fuel Economy (CAFE) regulations will fail to deliver significant benefits and could restrict the availability of popular family vehicles, including SUVs and other light trucks. There are also safety concerns if higher CAFE requirements force automakers to make vehicles lighter and smaller.

     If an increase in CAFE standards is considered, GM believes that the process – as required by law –properly resides with the National Highway Traffic Safety Administration (NHTSA). Instead of enacting a legislative increase in fuel economy standards, GM is asking Congress to provide tax credits and other incentives to encourage consumer demand for advanced-technology vehicles.

2002 Saturn Vue

     While fuel cells are the best long-term solution, GM is also developing important technologies to bridge the gap between today’s vehicles and the fuel cell vehicles planned for the end of the decade. The 2002 Saturn VUE is equipped with an efficient continuously variable transmission. Displacement-on-demand engine technology will debut on full-size trucks in 2004. GM’s hybrid SUVs also hit the road in 2004.

     “The formula for balancing the country’s future fuel economy and mobility requirements is clear: Near-term technological innovations leading to revolutionary fuel cell power,” said Burns. “Restrictive and arbitrary increases in fuel economy regulations only impede that progression.”

Instead of enacting a legislative increase in fuel economy standards, GM is asking Congress to provide tax credits and other incentives to encourage consumer demand for advanced-technology vehicles.

Regional Meetings

Stockholder Forums Offered for 2002

At the forums, stockholders hear business
and product reviews, ask questions of
GM management, and view product displays.

      GM stockholders and their guests again this year have the opportunity to learn about the corporation from GM leaders at regional stockholder forums. During the first quarter of this year, meetings were held in Scottsdale, Arizona (January); San Diego, California (February); and Cleveland, Ohio (March). At the forums, stockholders hear business and product reviews, ask questions of GM management, and view product displays.

     The next forum is scheduled for August 23, at 2:45 p.m. at the San Francisco Marriott in San Francisco, California, in connection with The Money Show conducted August 23-26. The Money Show is America’s largest trade show for individual investors and features leading financial speakers and workshops. There is no cost to attend, but stockholders are responsible for their own travel and accommodations.

     GM’s participation in The Money Show includes a business and product presentation and an exhibit where GM representatives will be available to discuss GM products and services. Please call 1-800-970-4355 to register for the forum or to obtain program information on The Money Show. You may also register online at www.moneyshow.com.

     Reference priority code 001174 when registering.

     Two additional forums are being planned for October 23 in New York City in conjunction with The Money Show and in early December in connection with the Orlando, Florida, auto show. Please see the September edition of Stockholder News for detailed information and how to register. You may view the forum schedule on the Internet under “Calendar for Investors” at investor.gm.com.

Feature Article

Chevrolet, General Motors Prove Their Mettle in September 11th Terrorist Attacks

     In the wake of the World Trade Center disaster, New York firefighter Craig Monahan discovered that “Like a Rock” was no mere advertising slogan; it was an amazingly accurate description of his trusty 1992 Chevrolet 1500 pickup.

     Monahan was off duty that day. But he responded to the emergency, driving to the vicinity of the World Trade Center, where he left his truck to perform his duties as a professional firefighter. He arrived in time to witness the collapse of the first tower of the Trade Center and to help rescue some New York Port Authority police and civilians – before the second tower’s collapse destroyed his unit’s ladder truck.

     Hours later, when he returned, exhausted, to where he’d left his pickup, he was amazed and relieved to find it still there. The truck was now partially buried, dented, burned, and melted. Not one piece of glass was left intact. Reaching through a blown-out window to try the ignition, he was surprised to hear it start right up.

     “That was a moral victory for me,” Monahan said. “It really lifted me.” And when he drove the pickup back to the firehouse, he said, “It lifted the whole firehouse.”

     The men of the firehouse, Engine Company 24 and Ladder Company 5, had been two of the first companies to respond that day. Tragically, 11 of them were killed in the disaster.

     With no firetruck now of their own, Monahan and the other members of Ladder 5 continued to use his damaged pickup. They drove it back and forth to Ground Zero in the ongoing rescue and recovery operation. The truck became a symbol of the firefighters’ undaunted spirit and courage. In the face of overwhelming adversity, if it could keep going, somehow, so could they.

     The men “rallied ‘round the truck”, Monahan said. To make it more like a firetruck, they attached the salvaged numbers and logos from Ladder 5’s destroyed apparatus and proudly spray-painted “Like a Rock” on the back.

     “We used it as a firetruck,” Monahan said. “I was proud of that truck. I was proud of Chevrolet.”

     “The Chevy Truck That Could,” outside the New York
Stock Exchange with (left to right): firefighter Mike Hunt;
NYSE President & COO Bill Johnson; firefighter
Craig Monahan; NYSE Chairman and CEO Dick Grasso;
FDNY Lt. Tim O’Neil; and firefighter Chris McCardle.

     The New York Stock Exchange heard of their story. Monahan and his fellow firefighters were invited into the exchange to ring the opening bell. They had their picture taken outside on Wall Street – with Monahan’s now nearly famous truck.

General Motors also responded to the events of September 11th:

•	The GM Foundation contributed $1 million to the American Red Cross.

•	The Foundation also matched the $1.4 million that GM employees contributed through GM Global Aid to the disaster relief efforts.

•	GM’s Northeast Sales, Service, and Marketing region offered the services of more than 100 trucks, vans, and sport utility vehicles for use in the recovery efforts.

•	GM provided up to 50 Chevrolet Suburbans and GMC Yukon XLs directly to the New York City Fire Department.

•	And proud firefighter Craig Monahan received GM’s assistance with the purchase of a brand-new 2002 Chevrolet Silverado pickup.

The 1992 Chevy pickup “firetruck” with owner,
firefighter Craig Monahan, and John Konkel,
Chevrolet regional marketing manager for
the Northeast.

Your GM Stock

Hughes Plans to Merge with EchoStar

GM President & CEO Rick Wagoner, EchoStar Chairman & CEO Charles Ergen, and Hughes CEO Jack Shaw (left to right) at the announcement of the planned Hughes split-off from GM and merger with EchoStar.

     General Motors Corporation and its subsidiary Hughes Electronics, together with EchoStar Communications Corporation, in October announced the signing of definitive agreements that provide for the split-off of Hughes from GM and the merger of Hughes with EchoStar.

     The combined company, which would be based in Littleton, Colorado, would use the EchoStar name and adopt the DIRECTV brand for its services and related products. The merger would create the nation’s second-largest pay-television platform with more than 16.7 million subscribers. Cable TV companies presently control more than 80 percent of the U.S. pay-television market, while a combined EchoStar-Hughes would provide service to about 17 percent of the market.

     The split-off of Hughes from GM would result in current holders of Class H common stock exchanging each share of Class H stock held prior to the split-off for one share of new Hughes Class C common stock, which would be renamed EchoStar Communications Corporation Class C common stock after the merger.

     The transaction is subject to a number of conditions, including approval by a majority of each class of GM stockholders — GM $1-2/3 and GM Class H — voting both separately as distinct classes, and also together as a single class, various regulatory clearances, and GM’s receipt of a ruling from the Internal Revenue Service that the split-off of Hughes would be tax-free to GM and its stockholders for U.S. Federal Income Tax purposes. No assurances can be given that the regulatory clearances or IRS ruling will be obtained or that the transaction will be consummated. The transaction is currently expected to close in the second half of 2002.

     “This transaction provides significant benefits to Hughes, EchoStar, millions of present and future DIRECTV customers, and stockholders of both GM and EchoStar,” said GM President and Chief Executive Officer Rick Wagoner. “We’ve said all along that we wanted to structure an agreement that would provide continued strong growth at Hughes and maximum value for both GM and GM Class H stockholders. This transaction achieves these objectives.”

     He added, “This transaction offers substantial financial benefits now and over the long-term for GM $1-2/3 and GM Class H stockholders. GM Class H stockholders would receive a significant premium on their investment. For GM $1-2/3 stockholders, GM expects to receive $4.2 billion in cash and, for up to five years, retain an investment representing approximately 5 percent of the merged company.”

     For details on the proposed split-off and merger, see the “Hughes Transaction” section of GM’s Investor Information Web site at investor.gm.com.

Stockholders are urged to read the important information in the solicitation statement/prospectus relating to the proposed transaction, which will be filed with the SEC and become available free of charge at its Web site, www.sec.gov, at GM’s Web site, and from GM Stockholder Services. This communication does not constitute an offer to sell or solicitation to buy in connection with the proposed transaction, which will only be made by means of an appropriate prospectus. Information regarding those who will participate in the solicitation of GM’s stockholders has been filed with the SEC.

Our GM Products

New & Improved Products Build Momentum

     GM stockholders can take great pride in the recent wave of positive recognition for our products and their improved levels of quality. Some recent examples include:

•	Our all-new GMC Envoy was recently named the 2002 Motor Trend “SUV of the Year” (beating out some tough competition from Mercedes, Toyota, Honda, Nissan, and Land Rover). The Envoy continued its winning ways by securing Sport Truck Magazine’s “Sport Truck of the Year” award, as well.

•	The Chevrolet Avalanche was named the 2002 Motor Trend “Truck of the Year.”

•	In January, auto writers announced at the North American International Auto Show (NAIAS) in Detroit that the 2002 Chevrolet TrailBlazer was their “North American Truck of the Year.”

•	Two GM concept cars, the Cadillac Cien and the Pontiac Solstice, were honored with AutoWeek “Editors’ Choice Award” at the ninth annual AutoWeek Design Forum in Detroit: the Cien was named the “Best Concept at the NAIAS,” and the Solstice was named “Best in Show.”

     GM products also scored very well last fall in the J.D. Power APEAL study, which is a direct measure of customer enthusiasm for our products. Four GM vehicles were named the top model in their respective segments: the Chevrolet TrailBlazer and Corvette, the Pontiac Aztek, and Cadillac Escalade. Five more GM products finished second in their segments; three others finished third.

     The APEAL study, now in its sixth year, is based on responses from more than 110,000 new-vehicle owners and measures what excites and delights them with their vehicle’s features and design during the first 90 days of ownership.

     In the latest J.D. Power Sales Satisfaction Index, Saturn was ranked number one in the industry for the second straight year. Cadillac was the top-ranked luxury nameplate for the second year in a row, and all of GM’s divisions received satisfaction ratings above the industry average.

     Another J.D. Power survey, the 2001 Initial Quality Survey of Problems Per Hundred, showed GM to be the most improved U.S. automaker, with an 11-percent improvement over last year. In fact, GM was the best domestic manufacturer and fourth overall.

     GM was a winner, as well, of the sixth annual Polk Automotive Loyalty Awards announced in January at the 2002 NAIAS. The Polk Loyalty Awards recognize automotive manufacturers that retain their customers most successfully over the course of a model year. GM won the Overall Manufacturer Loyalty category for the second straight year. Three GM vehicles were tops in their segments: the Buick LeSabre, Cadillac DeVille, and Chevrolet Suburban.

     As General Motors continues to work on the fundamentals of its business, momentum is building, and the hard work of the last several years is beginning to pay off.

GM’s winning products (clockwise, starting from upper left): the Cadillac Cien; Chevrolet Avalanche; GMC Envoy, with Pontiac-GMC General Manager Lynn Meyers and the Envoy brand team; Pontiac Solstice, driven by Bob Lutz, GM vice chairman and chairman of GM North America; and Chevy TrailBlazer, with (left to right) Guy Briggs, GM vice president and general manager, Vehicle Manufacturing; Tom Wallace, vehicle line executive of Mid-sized Trucks; Gary Cowger, GM group vice president and president of GM North America; Russ Clark, TrailBlazer brand manager; and Kurt Ritter, Chevrolet general manager.

Our GM Dealers

Dealer Network Adds Value for Customers, Stockholders

     Alfred P. Sloan writes in My Years with General Motors, “... a stable dealer organization is a necessary condition for the progress and stability of an enterprise in this industry.”

     Sloan recognized that having a dealer network to concentrate on selling vehicles allows the corporation to focus its resources on designing and producing the most innovative vehicles in the global automotive industry.

     Today, GM’s dealer network is comprised of many independent entrepreneurs who have more than $15 billion invested in their sales and service operations and employ 380,000 people. Dealers like James Wood add tremendous value to our business through their commitment to customer satisfaction and retention.

     Wood’s new 41-acre “AutoPark” in Denton, Texas, provides his customers the very best GM has to offer. His formula for success has been to offer a massive inventory that allows customers to “one-stop shop.” This uncompromising approach has resulted in two-thirds of his sales coming from repeat customers or those who have been referred by satisfied buyers.

     Sloan also realized that nurturing lifelong relationships with customers was the key to growth and prosperity, and GM’s network of more than 7,800 dealerships is unsurpassed at doing just that.

James Wood’s new 41-acre “AutoPark” in Denton, Texas, offers “one-stop shopping” for Kay Watson, seen here with sales representative Jon Craig.

     Wisconsin dealer John Bergstrom typifies this approach. He has built a network of 20 dealerships by acquiring underperforming stores and transforming them into winners through a short but effective list of customer-centric principles. According to Bergstrom, “Everything we do is guest-driven. We don’t cut corners when it comes to customer satisfaction, and we are constantly sharing ‘best practices’ among our stores.” This has resulted in his more-established dealerships consistently achieving loyalty percentage rates in the mid-70s.

     General Motors dealers continue to be the lifeblood of our core automotive business. That’s why GM invests heavily to make the dealer network the most effective and customer-friendly in the industry. GM President and CEO Rick Wagoner has stated, “Our goal is to assure that we have the right dealer, in the right location, with the most advantageous franchise alignment.”

     In a statement that could have easily come from Sloan more than a half century ago, Wagoner noted, “Our dealers will always be on the front lines, doing what they need to do to take care of GM customers. They are vital to the success of General Motors.” While there always will be much more work to do, there can be no doubt that the GM dealer franchise system will continue to evolve and thrive, adding significant value to our customers and for our stockholders.

     “Our dealers will always be on the front lines, doing what they need to do to take care of GM customers. They are vital to the success of General Motors.”

Electronic Delivery of Annual Meeting Materials

     You can save your corporation printing and postage expenses by consenting to receive your GM annual report and proxy materials via the Internet. Enrollment for this service is through the Internet and will take only a few minutes of your time. With your consent, you will receive an e-mail notification when these documents are available electronically. If you do not consent, the annual report and proxy materials will continue to be sent to you in the mail.

     If you register for this service by April 5, 2002, you will be able to access your documents online this year. Otherwise, the electronic delivery of your documents will begin next year. Registered stockholders may enroll at www.econsent.com/gm. Please have your U.S. Social Security number and GM account number handy to enroll for this service.

     Beneficial stockholders, who hold their GM stock through a bank or broker, may sign up at www.icsdelivery.com/gm – if their bank or broker participates. Eligible beneficial stockholders will need to use their brokerage account number when enrolling for this service.

Direct Registration Offers “Profile”

     General Motors is a “direct registration” company, which means that stock issued by GM to registered stockholders is held electronically – “on account” in book-entry form – by EquiServe, the corporation’s stock transfer agent and registrar. Shares held in book-entry have all the traditional rights and privileges as shares held in certificate form. This system does not affect paper stock certificates currently held by stockholders. Questions about DRS should be directed to EquiServe at 1-800-331-9922.

     DRS has a new feature called “Profile.” Profile allows your broker, with your permission, to electronically move your book-entry shares through a highly secure closed network from your registered account at EquiServe to your brokerage account or vice versa. Since the broker initiates the transfer with EquiServe, Profile eliminates the requirement for you to provide EquiServe with a paper authorization transfer form with your signature guaranteed. In addition, book-entry ownership eliminates the need for a paper stock certificate to be presented in order to transfer your stock. For more information about Profile, contact your broker.

Stockholders Eligible for GMAC Bank Services

     GM stockholders are eligible for special services tailored to their needs from GMAC Bank, a federal savings bank that opened in August 2001.

     Headquartered in Greenville, Delaware, the bank operates as a federally chartered thrift, offering remote banking and such personal financial services as Federal Deposit Insurance Corporation-insured money market accounts, certificates of deposit, and transactional checking accounts in person, via the phone, Internet, and mail.

     It significantly augmented its product mix in November, when it formed an alliance with Ameritrade Holding Corporation to provide a broad suite of online brokerage and financial capabilities.

     Together, the companies launched http://gmacbank.ameritrade.com, an exclusive Ameritrade/GMAC Bank co-branded Web site to serve the GMAC Bank customer base. GM stockholders are part of that customer base, as are customers of General Motors and its subsidiaries, GM/GMAC employees and their families, GM/GMAC retirees, as well as employees of dealer and supplier networks across the country. Most important, the GMAC Bank/Ameritrade alliance will provide new account activation incentives exclusively to this group.

     Participants have the opportunity to purchase stocks and mutual funds through the Ameritrade® Brokerage trading platform. They are able to access products and investment features, including real-time account information and advanced subscription services, such as streaming quotes, analytical tools for screening, and charting.

     GMAC Bank is an affiliate of GMAC Mortgage Corporation, one of the nation’s largest residential mortgage lenders and servicers with more than two million customers throughout the United States. GMAC Bank operates as a subsidiary of GMAC Residential Holding Corp., an indirect, wholly owned subsidiary of General Motors Corporation.

     For more information about the bank and its services call 1-866-2GMBANK or visit www.gmacbank.com.

     Ameritrade Holding Corporation is a pioneer in the online brokerage industry with a 26-year history of providing clients a self-directed approach to investment services. Brokerage services are provided exclusively by Ameritrade, Inc., member NASD/SIPC. Investments purchased through Ameritrade are not FDIC-insured, are not guaranteed deposits or obligations of GMAC Bank, and are subject to investment risk and may lose value, including possible loss of the principal invested.

GMAC and Ameritrade Holding Corporation are separate unaffiliated companies. Ameritrade, Inc. is a subsidiary of Ameritrade Holding Corporation. Ameritrade is a registered service mark.

New Publishing Schedule

     With this issue, Stockholder News moves to a twice-a-year distribution in 2002. Look for it again in September.

GM Stockholder Services: Mail Code 482-C38-B71, 300 Renaissance Center, P.O. Box 300, Detroit, MI 48265-3000, (313) 667-1500, www.gm.com	SHN 302

In connection with the proposed transactions, General Motors Corporation (“GM”), Hughes Electronics Corporation (“Hughes”) and EchoStar Communications Corporation (“EchoStar”) intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from General Motors. Such documents are not currently available.

General Motors and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes, EchoStar, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

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